Real & Open Corporation d/b/a Tiro

Financial Statements and Report

Unaudited

December 31, 2021

Real & Open Corporation

Index to Financial Statements



These financial statements are unaudited by any financial services or accounting firm. They are the product of the leadership of Real & Open Corporation d/b/a Tiro, prepared in good faith in line with generally accepted accounting principles ("GAAP").

Signed,

Elliott Goodman

Co-Founder of Real & Open

April 24, 2022

Real & Open Corporation

Balance Sheet

As of December 31,	2021		2020	
Assets				
Current assets				
Cash	$	2,250	$	304
Loans receivable - related party		-		-
Total current assets		2,250		304
Non-current assets				
Property and equipment, net		-		-
Intangible assets, net		-		-
Total non-current assets		2,250		304
Total assets	$	2,250	$	304
Liabilities and shareholders' equity				
Current liabilities				
Accounts payable	$	-	$	-
Current portion long-term debt		-		-
Accrued expenses		39		39
Total current liabilities		39		39
Non-current liabilities				
Simple Agreements for Future Equity		72,683		-
Loans payable - related party		50,000		50,000
Total non-current liabilities		122,683		50,000
Total liabilities	$	122,722	$	50,039
Shareholders' Equity				
Common stock, authorized 1,000,000 shares, 800,000 shares issued and outstanding as of Dec. 31, 2021 and Dec. 31 2020, no par value	$	11,887	$	11,887
Additional paid in capital		2,043		2,043
Accumulated deficit		(134,402)		(63,665)
Total shareholders' equity		(120,472)		(49,735)
Total liabilities and shareholders' equity	$	2,250	$	304

See accompanying notes to financial statements.

Real & Open Corporation

Statement of Operations

As of December 31,	2021	2020
Operating Expenses:		
General and administrative expenses	$ 70,698	$ 52,121
Total operating expenses	70,698	52,121
Loss from operations	(70,698)	(52,121)
Income tax expense	39	39
Net loss	(70,737)	(52,160)

See accompanying notes to financial statements.

Real & Open Corporation

Statement of Changes in Members' Deficit

	Common Stock		Additional Paid-In Capital		Accumulated Deficit		Total Members' Deficit	
Balance – January 1, 2020	$	11,887	$	793	$	(11,505)	$	1,175
Issuance of stock		-		-		-		-
Contributions		-		1,250		-		1,250
Net loss		-		-		(52,160)		(52,160)
Balance – December 31, 2020	$	11,887	$	2,043	$	(63,665)	$	(49,735)
Balance – January 1, 2021	$	11,887	$	2,043	$	(63,665)	$	(49,735)
Issuance of stock		-		-		-		-
Contributions		-		-		-		-
Net loss		-		-		(70,737)		(70,737)
Balance – December 31, 2021	$	11,887	$	2,043	$	(134,402)	$	120,472

See accompanying notes to financial statements.

Real & Open Corporation

Statement of Cash Flows

For the year ended December 31,		2021		2020
Cash flows from operating activities				
Net loss	$	(70,737)	$	(52,160)
Adjustments to reconcile net loss to net cash used in operating activities:				
Stock-based compensation		-		-
Changes in operating liabilities:		-		-
Accrued expenses		-		39
Net cash used in operating activities		(70,737)		(52,121)
Cash flows from investing activities				
Intangible assets		-		-
Net cash used in investing activities		-		-
Cash flows from financing activities				
Proceeds from Simple Agreements for Future Equity		72,683		-
Proceeds from contributions		-		1,250
Proceeds from loans payable to related party		-		50,000
Net flows provided from financing activities		72,683		51,250
Net change in cash		1,946		(871)
Cash, beginning of the year		304		1,175
Cash, end of the year	$	2,250		304
Supplementary disclosures of cash flow information				
Cash paid during the year for taxes	$	39		-

See accompanying notes to financial statements.

Real & Open Corporation

Notes to Financial Statements

1. **Organization and Nature of Business**

   Real & Open Corporation d/b/a Tiro (the "Company") was incorporated in New York State on March 6, 2018 as a C-Corp with a Benefit clause. The Company began operations in 2018 and has continued those operations to the present. The Company is an education technology company, which provides teachers and students with a website that can be used to build, deploy, and analyze classroom assignments and assessments.

   The Company did not generate any revenue in 2020 or 2021.

2. **Summary of Significant Accounting Policies**

   Basis of Accounting

   The Company prepares its financial statements in good faith and, to the best of its ability, in conformity with U.S. generally accepted accounting principles ("GAAP").

   Use of Estimates

   The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results from which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

   Cash

   Cash consists of all cash balances and highly liquid investments with original maturities of 90 days or less upon acquisition. The Company has not held any cash equivalents, such as money market funds. As of December 31, 2020 and December 31, 2021, deposits with each bank up to $250 thousand were insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company held no deposits in excess of FDIC limits as of December 31, 2020 and December 31, 2021. The Company has not experienced any losses in such accounts, and the Company believes it is not exposed to any significant risk on its cash balances.

Accrued Expenses

The Company accrues for sales taxes, payroll liabilities, and other miscellaneous accruals.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements established a framework for measuring fair value and established a three-level valuation hierarchy for disclosure of fair value measurements as follows:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. The Company's Level 1 assets consist of its marketable securities.

Level 2 – Observable quoted prices for similar assets or liabilities in active markets and observable quoted prices for identical assets or liabilities in markets that are not active.

Level 3 – Unobservable inputs that are not corroborated by market data.

Cash, accounts payable, and accrued expenses are reflected at carrying value, which approximates fair value due to the short-term maturity. The fair values of amounts due to affiliates are not determinable due to the related-party nature of the balances.

Income Tax

The Company registered with the New York Secretary of State as a C-Corp with a Benefit clause on March 6, 2018 and is as a corporation. The entity is required to pay a minimum C-Corp tax of $25 to the State of New York and $14 to the City of New York.

3. Accrued Expenses

As of December 31,	2021	2020
Accrued tax	$ 39	$ 39
Payroll liabilities	-	-
Accrued other	-	-
Accrued expenses	$ 39	$ 39

4. Intangible assets

The Company holds domain names and software code for which no value has been assigned as of December 31, 2020 and December 31, 2021.

5. *Loans*

Elliott Goodman, a co-founder of the Company, issued a loan of $50,000 to the Company in February 2020. Payments of principal begin on February 1, 2024, at which point monthly installments of $100 will be due until the principal is paid off. If there are late payments, the Company will pay a late fee of 1%.

6. *Simple Agreements for Future Equity*

During 2020-2021, the Company entered into Simple Agreements for Future Equity ("SAFEs") with outside investors in an aggregate amount of $78,577, facilitated by

Wefunder LLC, which took 7.5% fee for a final amount of $72,683. The SAFEs will be settled in Common Stock or Preferred Stock based on the occurrence of future financing activity. The value of the SAFEs was $72,683 as of December 31, 2021.

Independent Contractors

The Company entered into contracts with three independent contractors through 2022. Two contractors provide web development skills and one provides digital design expertise. The contracts are paid on a bi-weekly basis and the Company is up to date on those payments. Stock awards were granted to one of the web development contractors in 2020.

COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel strain of the coronavirus ("COVID-19") to be a pandemic. The pandemic is having widespread, rapidly evolving impacts on economies, financial markets, and business practices. The Company is closely monitoring the impact of COVID-19 on all aspects of its business. Currently, no material impact has been identified.